Exhibit 99.3

Management’s Report to Shareholders

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management, under the supervision and with the participation of the principal executive officer and principle financial officer, conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2023. Vermilion has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude controls, policies and procedures of Equinor Energy Ireland Limited, which was acquired on March 31, 2023. The scope limitation is in accordance with section 3.3(1)(b) of NI 52-109 which allows an issuer to limit the design of DC&P and ICFR to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the fiscal period. Total assets and revenues excluded from management’s assessment of internal control over financial reporting represents 12% and 8%, respectively, of the related Consolidated Financial Statement amounts as at and for the year ended December 31, 2023.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2023.

(“Dion Hatcher”)	(“Lars Glemser”)

Dion Hatcher	Lars Glemser
President & Chief Executive Officer	Vice President & Chief Financial Officer
March 6, 2024

Vermilion Energy Inc.  ∎ Page 1 ∎  2023 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 6, 2024, expressed an unqualified opinion on those financial statements.

As described in Management’s Report to Shareholders, management excluded from its assessment the internal control over financial reporting at Equinor Energy Ireland Limited (“EEIL”), which was acquired on March 31, 2023, and whose financial statements constitute 12% of total assets and 8% of total revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at EEIL.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Calgary, Canada
March 6, 2024

Vermilion Energy Inc.  ∎ Page 2 ∎  2023 Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Vermilion Energy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Vermilion Energy Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of net (loss) earnings and comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of capital assets acquired from Equinor Energy Ireland Limited. - Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Equinor Energy Ireland Limited (“EEIL”) on March 31, 2023. The Company accounted for the acquisition as a business combination using the acquisition method. The purchase price was allocated to assets acquired, including capital assets and liabilities assumed based on their respective fair value at the date of acquisition. As a result of the fair value of the net assets acquired exceeding the consideration paid, a gain on business combination of $439 million was also recognized. The fair value of capital assets is estimated based on the future after-tax cash flows of the underlying proved and probable natural gas reserves. The Company engaged an independent reserve engineer to estimate these reserves using estimates, assumptions, and engineering data. The development of the Company’s reserves and their future after-tax cash flows required management to make significant estimates and assumptions related to future natural gas prices, discount rate, reserves, and future operating and development costs.

Given the significant judgments made by management related to future natural gas prices, discount rate, reserves, and future operating and development costs, these estimates and assumptions are subject to a high degree of estimation uncertainty. This required a high degree of auditor judgment and resulted in an increased extent of audit effort, including the involvement of fair value specialists.

Vermilion Energy Inc.  ∎ Page 3 ∎  2023 Financial Statements

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future natural gas prices, discount rate, reserves, and future operating and development costs used to determine the fair value of capital assets included the following, among others:

●	Evaluated the effectiveness of the relevant controls, including those over the determination of the future natural gas prices, discount rate, reserves, and future operating and development costs.
●	Evaluated the Company’s independent reserve engineer by:
̊	Examining reports and assessing their scope of work and findings; and
̊	Assessing the competence, capability, and objectivity by evaluating their relevant professional qualifications and experience.
●	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.
●	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate as of December 31, 2022, and conducting roll forward procedures up to March 31, 2023, to assesses any significant changes in assumptions, comparing future operating and development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.
●	With the assistance of fair value specialists:
̊	Evaluated the future natural gas prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices selected by management; and
̊	Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate determined by management.

Impairment of Capital Assets – Refer to Note 2 and 6 to the financial statements

Critical Audit Matter Description

The Company reviews all Cash Generating Units (“CGUs”) for indicators of potential impairment or reversal of impairment at each reporting date. As a result of allocating future capital spending to align with the Company’s long-term capital priorities, indicators of impairment were identified for Saskatchewan, France and US CGUs as of December 31, 2023. An impairment loss is recognized if the carrying amount of the CGU exceeds its recoverable amount. The recoverable amount is determined based on the higher of fair value less cost of disposal and value-in-use, using future after-tax cash flows of the underlying proved and probable oil and natural gas reserves. The Company engages an independent reserve engineer to estimate oil and natural gas reserves using estimates, assumptions, and engineering data. The development of the Company’s reserves and their future after-tax cash flows requires management to make significant estimates and assumptions related to future oil, natural gas liquids and natural gas prices (“future commodity prices”), discount rates, reserves, and future operating and development costs. As at December 31, 2023, the carrying amount of the CGUs exceeded the recoverable amount, which resulted in an impairment charge.

Given the significant judgments made by management related to future commodity prices, discount rates, reserves, and future operating and development costs, these estimates and assumptions are subject to a high degree of estimation uncertainty. This required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to future commodity prices, discount rates, reserves, and future operating and development costs used to determine the recoverable amount of the CGUs included the following, among others:

●	Evaluated the effectiveness of the relevant controls, including those over the determination of the future commodity prices, discount rates, reserves, and future operating and development costs.
●	Evaluated the Company’s independent reservoir engineer by:
̊	Examining reports and assessing their scope of work and findings; and
̊	Assessing the competence, capability, and objectivity by evaluating their relevant professional qualifications and experience.
●	Evaluated the reasonableness of reserves by testing the source financial information underlying the reserves and comparing the reserve volumes to historical production volumes.
●	Evaluated the reasonableness of future operating and development costs by testing the source financial information underlying the estimate, comparing future operating and development costs to historical results, and evaluating whether they are consistent with evidence obtained in other areas of the audit.
●	With the assistance of fair value specialists:
̊	Evaluated the future commodity prices by independently developing a reasonable range of forecasts based on reputable third-party forecasts and market data and comparing those to the future prices selected by management; and

Vermilion Energy Inc.  ∎ Page 4 ∎  2023 Financial Statements

̊	Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing those to discount rates determined by management.

Valuation of deferred tax asset - Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for differences between the financial statement and tax basis of assets and liabilities at substantively enacted statutory tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax assets are reduced to the amounts expected to be realized based on forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). The Company recorded a deferred income tax asset for Canada and Ireland primarily arising from past taxable losses in these jurisdictions.

To determine whether it is probable that the deferred income tax assets in these jurisdictions will be realized, management makes assumptions related to the forecasts of future taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves). Auditing the probability of the deferred income tax assets being realized and management’s commodity price forecasts and forecasted reserves involved a high degree of auditor judgement as the estimations made by management contain significant measurement uncertainty. This resulted in an increased extent of audit effort, which included the need to involve income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to assessing the probability of the deferred income tax assets being realized and management’s forecasts of taxable income, specifically forecasts of future revenue (commodity price forecasts and forecasted reserves) to evaluate the deferred income tax assets in Canada and Ireland included the following, among others:

●	Evaluated the effectiveness of relevant controls, including those over the determination of the forecasts of future revenue, specifically commodity price forecasts and forecasted reserves.
●	Evaluated management’s ability to accurately forecast future taxable income by comparing management’s assumptions to historical data and available market trends.
●	Evaluated the reasonableness of management’s forecasts of future revenue by:
̊	Comparing the forecasts prepared by management’s expert to third party forecasts; and,
̊	Evaluating whether management’s estimates of commodity price forecasts and estimated reserves were consistent with the requirements of IAS 12 - Income taxes relating to the probability of forecasted future revenue and the length of the forecast period.

/s/ Deloitte LLP
Chartered Professional Accountants
Calgary, Canada
March 6, 2024

We have served as the Company’s auditor since 2000.

Vermilion Energy Inc.  ∎ Page 5 ∎  2023 Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars

	Note	December 31, 2023	December 31, 2022
Assets
Current
Cash and cash equivalents	19	141,456	13,836
Accounts receivable	19	242,926	373,651
Crude oil inventory	19	57,333	19,657
Derivative instruments	9	313,792	162,843
Prepaid expenses	19	68,007	144,459
Total current assets		823,514	714,446

Derivative instruments	9	76,107	132,598
Investment in securities	5	73,261	56,366
Deferred taxes	11	182,051	125,533
Exploration and evaluation assets	7	198,379	270,593
Capital assets	4, 6	4,882,509	5,691,522
Total assets		6,235,821	6,991,058

Liabilities
Current
Accounts payable and accrued liabilities	19	380,370	481,444
Dividends payable	13	16,227	13,058
Derivative instruments	9	732	55,845
Income taxes payable	19	298,745	341,698
Total current liabilities		696,074	892,045

Derivative instruments	9	21,050	—
Long-term debt	12	914,015	1,081,351
Lease obligations	10	33,001	51,507
Asset retirement obligations	8	1,159,063	1,087,757
Deferred taxes	11	380,970	477,340
Total liabilities		3,204,173	3,590,000

Shareholders’ Equity
Shareholders' capital	13	4,142,566	4,243,794
Contributed surplus		43,348	35,409
Accumulated other comprehensive income		109,302	123,505
Deficit		(1,263,568)	(1,001,650)
Total shareholders' equity		3,031,648	3,401,058
Total liabilities and shareholders' equity		6,235,821	6,991,058

Approved by the Board

(Signed “Manjit Sharma”)	(Signed “Dion Hatcher”)

Manjit Sharma, Director	Dion Hatcher, Director

Vermilion Energy Inc.  ∎ Page 6 ∎  2023 Financial Statements

Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

thousands of Canadian dollars, except share and per share amounts

		Year Ended
	Note	Dec 31, 2023	Dec 31, 2022
Revenue
Petroleum and natural gas sales		2,022,555	3,476,394
Royalties		(191,694)	(306,017)
Sales of purchased commodities		177,000	244,834
Petroleum and natural gas revenue		2,007,861	3,415,211

Expenses
Purchased commodities		177,000	244,834
Operating	19	513,381	489,034
Transportation		88,856	78,896
Equity based compensation	15	42,756	44,390
Gain on derivative instruments	9	(414,072)	(134,907)
Interest expense		85,212	82,858
General and administration	19	80,716	57,677
Foreign exchange (gain) loss		(7,906)	69,269
Other expense (income)		420	(11,149)
Accretion	8	78,187	58,170
Depletion and depreciation	6, 7	712,619	577,134
Impairment expense (reversal)	6	1,016,094	(192,094)
Gain on business combination	4	(439,487)	—
Loss on disposition	6	352,367	—
		2,286,143	1,364,112
(Loss) earnings before income taxes		(278,282)	2,051,099

Income tax (recovery) expense
Deferred	11	(190,193)	288,707
Current		71,072	226,471
Windfall taxes	11	78,426	222,859
		(40,695)	738,037

Net (loss) earnings		(237,587)	1,313,062

Other comprehensive (loss) income
Currency translation adjustments		(16,468)	60,543
Hedge accounting reserve, net of tax		6,357	5,599
Fair value adjustment on investment in securities, net of tax	5	(4,092)	28,896
Comprehensive (loss) income		(251,790)	1,408,100

Net (loss) earnings per share	16
Basic		(1.45)	8.03
Diluted		(1.45)	7.80

Weighted average shares outstanding ('000s)	16
Basic		163,719	163,489
Diluted		163,719	168,426

Vermilion Energy Inc.  ∎ Page 7 ∎  2023 Financial Statements

Consolidated Statements of Cash Flows

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2023	Dec 31, 2022
Operating
Net (loss) earnings		(237,587)	1,313,062
Adjustments:
Accretion	8	78,187	58,170
Depletion and depreciation	6, 7	712,619	577,134
Impairment expense (reversal)	6	1,016,094	(192,094)
Gain on business combination	4	(439,487)	—
Loss on disposition	6	352,367	—
Unrealized gain on derivative instruments	9	(179,707)	(540,801)
Equity based compensation	15	42,756	44,390
Unrealized foreign exchange (gain) loss		(12,438)	84,464
Unrealized other expense		—	1,833
Deferred tax (recovery) expense	11	(190,193)	288,707
Asset retirement obligations settled	8	(56,966)	(37,514)
Changes in non-cash operating working capital	19	(61,117)	216,869
Cash flows from operating activities		1,024,528	1,814,220

Investing
Drilling and development	6	(569,110)	(528,056)
Exploration and evaluation	7	(21,081)	(23,761)
Acquisitions, net of cash acquired	6	(142,281)	(510,309)
Acquisition of securities	5	(21,603)	(23,282)
Dispositions	6	197,007	—
Changes in non-cash investing working capital	19	(19,367)	26,116
Cash flows used in investing activities		(576,435)	(1,059,292)

Financing
Net borrowings (repayments) on the revolving credit facility	12	(146,324)	(1,121,868)
Issuance of senior unsecured notes	12	—	499,037
Payments on lease obligations	10	(17,094)	(21,168)
Repurchase of shares	13	(94,838)	(71,659)
Cash dividends	13	(62,080)	(32,711)
Cash flows used in financing activities		(320,336)	(748,369)
Foreign exchange (loss) gain on cash held in foreign currencies		(137)	1,249

Net change in cash and cash equivalents		127,620	7,808
Cash and cash equivalents, beginning of period		13,836	6,028
Cash and cash equivalents, end of period	19	141,456	13,836

Supplementary information for cash flows from operating activities
Interest paid		84,471	75,042
Income taxes paid		306,911	144,814

Vermilion Energy Inc.  ∎ Page 8 ∎  2023 Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

thousands of Canadian dollars

		Year Ended
	Note	December 31, 2023	December 31, 2022
Shareholders' capital	13
Balance, beginning of year		4,243,794	4,241,773
Vesting of equity based awards		23,575	44,811
Equity based compensation		11,242	13,699
Share-settled dividends on vested equity based awards		1,179	4,377
Repurchase of shares		(137,224)	(60,866)
Balance, end of year		4,142,566	4,243,794
Contributed surplus	13
Balance, beginning of year		35,409	49,529
Equity based compensation		31,514	30,691
Vesting of equity based awards		(23,575)	(44,811)
Balance, end of year		43,348	35,409
Accumulated other comprehensive income
Balance, beginning of year		123,505	28,467
Currency translation adjustments		(16,468)	60,543
Hedge accounting reserve, net of tax		6,357	5,599
Fair value adjustment on investment in securities, net of tax	5	(4,092)	28,896
Balance, end of year		109,302	123,505
Deficit
Balance, beginning of year		(1,001,650)	(2,253,624)
Net (loss) earnings		(237,587)	1,313,062
Dividends declared		(65,248)	(45,769)
Share-settled dividends on vested equity based awards		(1,179)	(4,377)
Repurchase of shares	13	42,096	(10,942)
Balance, end of year		(1,263,568)	(1,001,650)

Total shareholders' equity		3,031,648	3,401,058

Vermilion Energy Inc.  ∎ Page 9 ∎  2023 Financial Statements

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares issued (net of equity issuance costs and deferred taxes) less the weighted-average carrying value of shares repurchased. The price paid to repurchase common shares is compared to the carrying value of the shares and the difference is recorded against deficit.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments, hedge accounting reserve and fair value adjustments on investments.

Currency translation adjustments result from translating the balance sheets of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net (loss) earnings if there is a disposal or partial disposal of a subsidiary.

The hedge accounting reserve represents the effective portion of the change in fair value related to cash flow and net investment hedges recognized in other comprehensive income, net of tax and reclassified to the consolidated statement of net (loss) earnings in the same period in which the transaction associated with the hedged item occurs.

Fair value adjustment on investment in securities, net of tax, are a result of changes in the fair value of investments that have been elected to be subsequently measured at fair value through other comprehensive income.

Deficit

Represents the cumulative net (loss) earnings less distributed earnings and surplus of the price paid to repurchase common shares of Vermilion Energy Inc. over the weighted-average carrying value of the shares repurchased.

Vermilion Energy Inc.  ∎ Page 10 ∎  2023 Financial Statements

Notes to the Consolidated Financial Statements for the year ended December 31, 2023 and 2022 tabular amounts in thousands of Canadian dollars, except share and per share amounts

1.	Basis of presentation

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on March 6, 2024.

2. Material accounting policies

Accounting framework

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries. Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 3 (Segmented information) including: Canada, France, Netherlands, Germany, Ireland, Australia, the United States, and Central and Eastern Europe (Hungary, Slovakia, and Croatia). Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income, and expenses.

Exploration and evaluation assets

Vermilion classifies costs as exploration and evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the license or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are depreciated over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depreciation in the year of expiration.

Capital assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation, and impairment losses. Costs include directly attributable costs incurred for the drilling, completion, and tie-in of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

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For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Impairment of capital assets and exploration and evaluation assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction in which the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Lease obligations and right-of-use assets

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, a lease obligation is recognized at the present value of future lease payments, typically using the applicable incremental borrowing rate. A corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Vermilion does not recognize leases for short-term leases with a lease term of 12 months or less, or leases for low-value assets.

Payments are applied against the lease obligation and interest expense is recognized on the lease obligations using the effective interest rate method. Depreciation is recognized on the right-of-use asset over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude oil inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Asset retirement obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in market rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue recognition

Revenue associated with the sale of crude oil and condensate, natural gas, and natural gas liquids is measured based on the consideration specified in contracts with customers.

Revenue from contracts with customers is recognized when or as Vermilion satisfies a performance obligation by transferring control of crude oil and condensate, natural gas, or natural gas liquids to a customer at contractually specified transfer points. This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity. Vermilion principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Vermilion Energy Inc.  ∎ Page 12 ∎  2023 Financial Statements

Vermilion invoices customers for delivered products monthly and payment occurs shortly thereafter. Vermilion does not have any contracts where the period between the transfer of control of the commodity to the customer and payment by the customer exceeds one year. As a result, Vermilion does not adjust its revenue transactions to reflect significant financing components.

Financial instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

●	Fair value through profit or loss ("FVTPL"): Financial instruments under this classification include cash and cash equivalents and derivative assets and liabilities. Transaction costs under this classification are expensed as incurred.
●	Fair value through other comprehensive income ("FVTOCI"): Financial instruments under this classification include derivative assets, investment in securities, and liabilities where hedge accounting is applied. Transaction costs under this classification are expensed as incurred.
●	Amortized cost: Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt. Transaction costs under this classification are included in the measurement of the financial instrument.

Accounts receivable are measured net of a loss allowance equal to the lifetime expected credit loss.

Equity based compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plans as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Vermilion’s long-term share-based compensation plans consist of the Long-term Incentive Plan (“LTIP”) and the Deferred Share Unit Plan ("DSU"). Equity-settled awards issued under the LTIP vest over a period of one to three years and awards issued under the DSU vest immediately upon granting.

Equity based compensation expense for equity-settled plans is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the awards, an estimate of the performance factor that will be achieved (if applicable), and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the LTIP and are excluded in the determination of grant date fair values. When the awards are converted to Vermilion common shares, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of awards or Vermilion common shares issued is determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per share amounts

Basic net (loss) earnings per share is calculated by dividing net (loss) earnings by the weighted-average number of shares outstanding during the period.

Diluted net (loss) earnings per share is calculated by dividing net (loss) earnings by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and (to the extent inclusion reduces diluted net (loss) earnings per share) the number of shares issuable for equity-settled awards determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign currency translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translation occurs when translating transactions and balances in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses in the statement of Net (loss) earnings. Foreign currency transaction translation occurs as follows:

●	Income and expenses are translated at the prevailing rates on the date of the transaction.

Vermilion Energy Inc.  ∎ Page 13 ∎  2023 Financial Statements

●	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction.
●	Monetary items, including intercompany loans that are not deemed to represent net investments in a foreign subsidiary, are translated at the prevailing rates at the balance sheet date.

Foreign operation translation occurs when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments in the statement of comprehensive income. Foreign operation translation occurs as follows:

●	Income and expenses are translated at the average exchange rates for the period.
●	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Income taxes

Deferred tax assets and liabilities are calculated using the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Business combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination (with the exception of deferred tax assets and liabilities) are measured at their fair values. Deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are measured in accordance with the policies described in "Income taxes" above.

If applicable, the excess or deficiency of the fair value of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

As part of the assessment to determine if the acquisition constitutes a business, Vermilion may elect to apply the concentration test on a transaction by transaction basis. The test is met if substantially all of the fair value related to the gross assets acquired is concentrated in a single identifiable asset (or group of similar assets) resulting in the acquisition not being deemed a business and recorded as an asset acquisition.

Segmented information

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates. Each of Vermilion’s operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration and production activities in Hungary, Slovakia, and Croatia (Central and Eastern Europe). These operating segments have similar economic characteristics as they do not currently generate material revenue.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the profitability of each operating segment and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Management judgments and estimation uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions are described below.

Vermilion Energy Inc.  ∎ Page 14 ∎  2023 Financial Statements

The determination of whether indicators of impairment or impairment reversals:

●	Determining whether there are indicators of impairment or impairment reversals are based on management's assessments of the changes in estimates for future commodity prices, costs, discount rates, or reserves. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets and therefore could be indicators of impairment or impairment reversals. In addition, change in the Vermilion's market capitalization relative to its book value could be an indicator of impairment.

The measurement of the fair value of capital assets acquired in a business combination and the determination of the recoverable amount of cash generating units ("CGU"):

●	Calculating the fair value of capital assets acquired in a business combination and the recoverable amount of CGUs (in the assessment of impairments or reversals of previous impairments if indicators of impairment or impairment reversal are identified) are based on estimated future commodity prices, discount rates and estimated reserves. Reserve estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets acquired (and thus the resulting goodwill or gain on business combination) and the recoverable amount of a CGU (and thus the resulting impairment loss or recovery).
●	In addition, the recoverable amount of a CGU is impacted by the composition of CGUs, which are subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. Changes in these judgments can directly impact the calculated recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

The measurement of the carrying value of asset retirement obligations on the balance sheet, including the fair value and subsequent carrying value of asset retirement obligations assumed in a business combination:

●	Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, assumptions on the expected timing of expenditures, and estimates of the underlying risk inherent to the obligation. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.

The recognition and measurement of deferred tax assets and liabilities:

●	Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.
●	The extent to which deferred tax assets are recognized are based on estimates of future profitability. These estimates are based on estimated future commodity prices and estimates of reserves. Judgments, estimates, and assumptions inherent in reserve estimates are described above.

The measurement of lease obligations and corresponding right-of-use assets:

●	The measurement of lease obligations are subject to management’s judgments of the applicable incremental borrowing rate and the expected lease term. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and expected lease terms. Applicable incremental borrowing rates are based on judgments of the economic environment, term, currency, and the underlying risk inherent to the asset. Lease terms are based on assumptions regarding cancellation and extension terms that allow for operational flexibility based on future market conditions.

Vermilion Energy Inc.  ∎ Page 15 ∎  2023 Financial Statements

3. Segmented information

	Year Ended December 31, 2023
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	1,805,049	254,884	587,824	237,326	425,532	1,137,648	280,532	1,507,026	6,235,821
Drilling and development	288,223	91,977	48,297	44,147	48,463	20,283	26,005	1,715	569,110
Exploration and evaluation	—	—	—	—	11,248	—	—	9,833	21,081

Crude oil and condensate sales	621,985	129,775	285,626	2,306	57,464	74	36,381	—	1,133,611
NGL sales	68,753	15,240	—	—	—	—	—	—	83,993
Natural gas sales	170,653	6,143	—	184,548	138,017	302,330	—	3,260	804,951
Sales of purchased commodities		—	—	—	—	—	—	177,000	177,000
Royalties	(103,511)	(41,487)	(37,425)	(1,567)	(5,993)	—	—	(1,711)	(191,694)
Revenue from external customers	757,880	109,671	248,201	185,287	189,488	302,404	36,381	178,549	2,007,861
Purchased commodities		—	—	—	—	—	—	(177,000)	(177,000)
Transportation	(43,163)	(751)	(24,511)	—	(13,333)	(7,098)	—	—	(88,856)
Operating	(233,417)	(23,424)	(80,134)	(39,157)	(43,857)	(39,464)	(52,360)	(1,568)	(513,381)
General and administration	(96,296)	(9,734)	(20,642)	(8,317)	(13,104)	(19,054)	(8,182)	94,613	(80,716)
PRRT	—	—	—	—	—	—	20,860	—	20,860
Corporate income taxes	(53)	—	(14,313)	(48,349)	(28,533)	(715)	13	18	(91,932)
Windfall taxes	—	—	—	—	—	—	—	(78,426)	(78,426)
Interest expense	—	—	—	—	—	—	—	(85,212)	(85,212)
Realized gain on derivative instruments	—	—	—	—	—	—	—	234,365	234,365
Realized foreign exchange loss	—	—	—	—	—	—	—	(4,532)	(4,532)
Realized other expense	—	—	—	—	—	—	—	(420)	(420)
Fund flows from operations	384,951	75,762	108,601	89,464	90,661	236,073	(3,288)	160,387	1,142,611

	Year Ended December 31, 2022
	Canada	USA	France	Netherlands	Germany	Ireland	Australia	Corporate	Total
Total assets	3,612,487	618,116	823,544	240,276	398,612	465,643	249,253	583,127	6,991,058
Drilling and development	275,203	63,353	44,250	21,629	25,087	3,030	95,173	331	528,056
Exploration and evaluation	—	—	2	23	1,070	—	—	22,666	23,761

Crude oil and condensate sales	910,863	130,150	365,431	2,119	62,464	15	221,187	—	1,692,229
NGL sales	114,128	19,385	—	—	—	—	—	—	133,513
Natural gas sales	319,293	16,698	—	560,738	418,796	324,330	—	10,797	1,650,652
Sales of purchased commodities	—	—	—	—	—	—	—	244,834	244,834
Royalties	(196,005)	(44,427)	(40,353)	(512)	(21,232)	—	—	(3,488)	(306,017)
Revenue from external customers	1,148,279	121,806	325,078	562,345	460,028	324,345	221,187	252,143	3,415,211
Purchased commodities	—	—	—	—	—	—	—	(244,834)	(244,834)
Transportation	(44,849)	(618)	(20,100)	—	(9,751)	(3,578)	—	—	(78,896)
Operating	(240,899)	(27,372)	(57,588)	(45,903)	(41,523)	(16,580)	(57,478)	(1,691)	(489,034)
General and administration	(28,643)	(5,863)	(16,444)	(4,255)	(6,949)	122	(4,964)	9,319	(57,677)
PRRT	—	—	—	—	—	—	(18,318)	—	(18,318)
Corporate income taxes	(10)	—	(29,889)	(150,647)	(31,513)	—	5,016	(1,110)	(208,153)
Windfall tax	—	—	—	—	—	—	—	(222,859)	(222,859)
Interest expense	—	—	—	—	—	—	—	(82,858)	(82,858)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(405,894)	(405,894)
Realized foreign exchange gain	—	—	—	—	—	—	—	15,195	15,195
Realized other income	—	—	—	—	—	—	—	12,982	12,982
Fund flows from operations	833,878	87,953	201,057	361,540	370,292	304,309	145,443	(669,607)	1,634,865

Vermilion Energy Inc.  ∎ Page 16 ∎  2023 Financial Statements

Reconciliation of fund flows from operations to net (loss) earnings:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Fund flows from operations	1,142,611	1,634,865
Equity based compensation	(42,756)	(44,390)
Unrealized gain on derivative instruments	179,707	540,801
Unrealized foreign exchange gain (loss)	12,438	(84,464)
Accretion	(78,187)	(58,170)
Depletion and depreciation	(712,619)	(577,134)
Deferred tax recovery (expense)	190,193	(288,707)
Gain on business combination	439,487	—
Loss on disposition	(352,367)	—
Impairment (expense) reversal	(1,016,094)	192,094
Unrealized other expense	—	(1,833)
Net (loss) earnings	(237,587)	1,313,062

4. Business combination

Equinor Energy Ireland Limited

On March 31, 2023, Vermilion purchased 100% of the shares outstanding of Equinor Energy Ireland Limited ("EEIL") from Equinor ASA. The acquisition adds an incremental 36.5% interest in the Corrib Natural Gas Project, increasing Vermilion's operated interest to 56.5%.

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below.

Consideration
Cash consideration paid	488,893

Allocation of consideration
Cash acquired	400,002
Capital assets	768,026
Acquired working capital deficit	(109,134)
Asset retirement obligations	(42,277)
Derivative liability	(51,789)
Deferred tax liability	(36,448)
Net assets acquired	928,380
Gain on business combination	(439,487)
Total net assets acquired, net of gain on business combination	488,893

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in November 2021 and when the acquisition closed in March 2023 due to significant increases in European natural gas prices throughout 2022 and Q1 2023.

The results of operations from the assets acquired and liabilities assumed have been included in Vermilion's consolidated financial statements beginning March 31, 2023 and have contributed revenues net of royalties of $161.7 million and net earnings of $43.6 million. Had the acquisition occurred on January 1, 2023, consolidated petroleum and natural gas revenue would have been $2,098.2 million and consolidated net loss would have been 182.6 million for the year ended December 31, 2023.

Vermilion Energy Inc.  ∎ Page 17 ∎  2023 Financial Statements

5. Investment in securities

The total consideration paid and the fair value of the investments acquired are detailed in the table below:

	2023	2022
Balance at January 1	56,366	—
Acquisition of securities	21,603	23,282
Fair value adjustment (1)	(4,708)	33,084
Balance at December 31	73,261	56,366
(1)	The investment is classified as a level 1 instrument on the fair value hierarchy and therefore uses observable inputs when making fair value adjustments.

6. Capital assets

The following table reconciles the change in Vermilion’s capital assets:

	2023	2022
Balance at January 1	5,691,522	4,824,195
Acquisitions	836,295	572,535
Dispositions	(676,471)	—
Additions	569,110	528,056
Increase in right-of-use assets	3,103	13,871
Transfers from exploration and evaluation assets	40,521	1,223
Impairment (expense) reversal	(1,016,094)	192,094
Depletion and depreciation	(699,343)	(546,381)
Changes in asset retirement obligations	138,239	65,462
Foreign exchange	(4,373)	40,467
Balance at December 31	4,882,509	5,691,522

Cost	12,966,256	12,058,520
Accumulated depletion, depreciation, and impairment	(8,083,747)	(6,366,998)
Balance at December 31	4,882,509	5,691,522

Impairment

In the fourth quarter of 2023, indicators of impairment were present in our France CGU due to changes in forecasted cost assumptions and in our Saskatchewan and United States CGUs due to negative technical revisions. As a result of the indicators of impairment, the Company performed impairment calculations on the identified CGUs and the recoverable amounts were determined using fair value less costs to sell, which considered future after-tax cash flows from proved plus probable reserves and an after-tax discount rate of 13% for Saskatchewan and 15.0% for France and United States. Based on the results of the impairment tests completed, the Company recognized non-cash impairment charges of $1.0 billion. Inputs used in the measurement of capital assets are not based on observable market data and fall within level 3 of the fair value hierarchy.

The following benchmark price forecasts were used to calculate the recoverable amounts:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033 (2)
Brent Crude ($ US/bbl) (1)	78.00	79.18	80.36	81.79	83.41	85.09	86.79	88.52	90.29	92.10
WTI Crude ($ US/bbl) (1)	73.67	74.98	76.14	77.66	79.22	80.80	82.42	84.06	85.75	87.46
Light Sour Crude ($/bbl) (1)	93.35	95.50	96.53	98.46	100.43	102.44	104.49	106.58	108.71	110.88
SK Plant Gate Gas - Spot Gas ($/MMbtu) (1)	1.98	3.15	3.83	3.91	3.99	4.08	4.16	4.25	4.34	4.43
Henry Hub Gas ($ US/MMbtu) (1)	2.75	3.64	4.02	4.10	4.18	4.27	4.35	4.44	4.53	4.62
(1)

The forecast benchmark prices listed are adjusted for quality differentials, heat content, transportation and marketing costs and other factors specific to the Company’s operations when determining recoverable amounts.

(2)	In 2033 and beyond, commodity price forecasts are inflated at a rate of 2.0% per annum.

Vermilion Energy Inc.  ∎ Page 18 ∎  2023 Financial Statements

The following are the results of tests completed, recoverable amounts, and sensitivity impacts which would increase the impairments taken:

Operating Segment	CGU	Impairment	Recoverable Amount	1% increase in discount rate	5% decrease in pricing
Canada	Saskatchewan	542,937	704,636	42,657	79,452
France	France (1)	226,858	523,303	24,653	70,035
United States	United States	246,299	239,179	12,819	38,290
Total		1,016,094	1,467,118	80,129	187,777
(1)	During 2023, Vermilion finalized an evaluation of the management and organization of Vermilion’s assets in France resulting in a combination of its Neocomian, Chaunoy, Champotran, and Aquitaine Basin CGUs into the France CGU. If these CGUs were not combined, impairment recognized would have increased by $23.2 million.

Southeast Saskatchewan disposition

In March 2023, Vermilion sold non-core assets in southeast Saskatchewan for net proceeds of $182.2 million and resulted in a loss on disposition of $226.8 million. The book value of the net assets disposed of was $409.0 million and consisted of $534.0 million of capital assets, $25.9 million of exploration and evaluation assets, and $150.9 million of asset retirement obligations.

United States disposition

In December 2023, Vermilion sold non-core assets in Wyoming for net proceeds of $16.3 million and resulted in a loss on disposition of $125.5 million.

Minor acquisition

In March 2023, Vermilion completed a minor acquisition of Alberta assets for total consideration of $19.0 million where $33.9 million of capital assets and $14.9 million of asset retirement obligations were recognized.

Right-of-use assets

The following table discloses the carrying balance and depreciation charge relating to right-of-use assets by class of underlying asset as at and for the year ended December 31, 2023:

	As at Dec 31, 2023		As at Dec 31, 2022
($M)	Depreciation	Balance	Depreciation	Balance
Office space	8,115	25,893	8,328	31,199
Gas processing facilities	7,691	6,326	7,691	13,415
Oil storage facilities	2,667	7,037	2,429	8,970
Vehicles and equipment	5,433	9,760	4,716	13,944
Total	23,906	49,016	23,164	67,528

Vermilion Energy Inc.  ∎ Page 19 ∎  2023 Financial Statements

7. Exploration and evaluation assets

The following table reconciles the change in Vermilion’s exploration and evaluation assets:

	2023	2022
Balance at January 1	270,593	233,290
Acquisitions	—	43,227
Additions	21,081	23,761
Dispositions	(25,862)	—
Changes in asset retirement obligations	(980)	646
Transfers to capital assets	(40,521)	(1,223)
Depreciation	(27,386)	(30,503)
Foreign exchange	1,454	1,395
Balance at December 31	198,379	270,593

Cost	432,345	476,571
Accumulated depreciation	(233,966)	(205,978)
Carrying amount at December 31	198,379	270,593

8. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

	2023	2022
Balance at January 1	1,087,757	1,000,554
Additional obligations recognized	60,012	5,184
Dispositions	(151,566)	—
Changes in estimated abandonment timing and costs	1,159	207,919
Obligations settled	(56,966)	(37,514)
Accretion	78,187	58,170
Changes in rates	133,575	(145,555)
Foreign exchange	6,905	(1,001)
Balance at December 31	1,159,063	1,087,757

Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.6% as at December 31, 2023 (December 31, 2022 – 4.5%) added to risk-free rates based on long-term, risk-free government bonds. Vermilion’s credit spread is determined using the Company’s expected cost of borrowing at the end of the reporting period.

The country-specific risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2023	Dec 31, 2022
Canada	3.0%	3.3%
United States	4.2%	4.1%
France	3.0%	3.4%
Netherlands	2.1%	2.7%
Germany	2.3%	2.5%
Ireland	2.7%	3.2%
Australia	4.0%	4.2%

Vermilion has estimated the asset retirement obligations based on current cost estimates of $2.2 billion (2022 - $2.3 billion). Current cost estimates are inflated to the estimated time of abandonment using inflation rates of between 1.3% and 5.5% (2022 - between 1.6% and 4.2%), resulting in inflated cost estimates of $3.4 billion (2022 - $3.7 billion). These payments are expected to be made over the next 60 years, with the majority of the costs incurred in the first 40 years.

Vermilion Energy Inc.  ∎ Page 20 ∎  2023 Financial Statements

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $70.1 million. A one-year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $34.0 million.

9. Derivative instruments

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Fair value of contracts, beginning of year	239,596	(300,865)
Reversal of opening contracts settled during the year	(43,267)	164,208
Assumed in acquisitions	51,866	(339)
Realized gain (loss) on contracts settled during the year	234,365	(405,894)
Unrealized gain during the year on contracts outstanding at the end of the year	171,448	376,593
Unwinding of contracts assumed in acquisitions	(51,526)	—
Net receipt from counterparties on contract settlements during the year	(234,365)	405,893
Fair value of contracts, end of year	368,117	239,596
Comprised of:
Current derivative asset	313,792	162,843
Current derivative liability	(732)	(55,845)
Non-current derivative asset	76,107	132,598
Non-current derivative liability	(21,050)	—
Fair value of contracts, end of year	368,117	239,596

The gain on derivative instruments for 2023 and 2022 were comprised of the following:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Realized (gain) loss on contracts settled during the year	(234,365)	405,894
Reversal of opening contracts settled during the year	43,267	(164,208)
Unwinding of contracts assumed in acquisitions	(51,526)	—
Unrealized gain on contracts outstanding at the end of the year	(171,448)	(376,593)
Gain on derivative instruments	(414,072)	(134,907)

Vermilion executes derivative instruments where there is an underlying exposure to offset the position. Consistent with our accounting policy we do not match unrealized gains / losses on these contracts with the underlying exposure. Please refer to Note 19 (Supplemental information) for a listing of Vermilion's outstanding derivative instruments as at December 31, 2023.

Vermilion Energy Inc.  ∎ Page 21 ∎  2023 Financial Statements

10. Leases

Vermilion had the following future commitments associated with its lease obligations:

	As at
($M)	Dec 31, 2023	Dec 31, 2022
Less than 1 year	24,029	23,588
1 - 3 years	31,077	40,374
3 - 5 years	4,591	16,246
After 5 years	2	177
Total lease payments	59,699	80,385
Amounts representing interest	(5,630)	(9,392)
Present value of net lease payments	54,069	70,993
Current portion of lease obligations	(21,068)	(19,486)
Non-current portion of lease obligations	33,001	51,507

Total cash outflow	21,002	25,422
Interest on lease liabilities	3,908	4,254

11. Taxes

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
	Dec 31, 2023	Dec 31, 2022
Deferred tax assets:
Non-capital losses	632,870	200,781
Derivative contracts	(89,619)	—
Other	(437)	39
Stock based compensation	6,757	—
Asset retirement obligations	77,292	5,818
Capital assets	(447,463)	(81,105)
Unrealized foreign exchange	2,651	—
Deferred tax assets	182,051	125,533
Deferred tax liabilities:
Derivative contracts	—	58,941
Asset retirement obligations	105,147	100,670
Capital assets	279,889	734,146
Stock based compensation	—	(5,805)
Other	6,275	(16,322)
Unrealized foreign exchange	—	(4,282)
Non-capital losses	(10,341)	(390,008)
Deferred tax liabilities	380,970	477,340

Vermilion Energy Inc.  ∎ Page 22 ∎  2023 Financial Statements

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
(Loss) earnings before income taxes	(278,282)	2,051,099
Canadian corporate tax rate	24.35%	24.60%
Expected tax (recovery) expense	(67,762)	504,570
(Decrease) increase in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (1)	(14,177)	13,729
Foreign tax rate differentials (2) (3)	33,404	101,701
Equity based compensation expense	(1,914)	(11,610)
Amended returns and changes to estimated tax pools and tax positions	(7,664)	(5,691)
Statutory rate changes and the estimated reversal rates on temporary differences (3)	(17,474)	14,274
Derecognition (recognition) of deferred tax assets	202,216	(118,304)
Non-taxable amounts related to business combinations	(172,692)	—
Windfall taxes (3)	78,426	222,859
Other non-deductible items	(73,058)	16,509
Provision for income taxes	(40,695)	738,037
(1)	In Australia, current taxes include both corporate income tax rates and PRRT. For both 2023 and 2022, corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(2)	The applicable tax rates for 2023 were: 25.8% in France, 50.0% in the Netherlands, 31.2% in Germany, 25.0% in Ireland, and 21.0% in the United States (2022: 25.8% in France, 50.0% in the Netherlands, 31.3% in Germany, 25.0% in Ireland, and 21.0% in the United States).
(3)	On October 6, 2022 the Council of the European Union adopted a regulation that implemented a temporary windfall tax on the profits of oil and gas producers resident in the European Union. This windfall tax was referred to as a temporary solidarity contribution and was calculated on the amount by which the taxable profits for the elected years exceeded the greater of zero and 120% of the average taxable profits for the 2018 to 2021 period. The regulation required Member States to implement the temporary solidarity contribution at a minimum rate of 33% while providing Member States with the option to apply the temporary solidarity contribution to fiscal years beginning on or after January 1, 2022, January 1, 2023, or both. The temporary solidarity contribution does not apply to 2024 or later years and is considered a tax pursuant to IAS 12 “Income Taxes”.

The following table summarizes the manner of implementation of the temporary solidarity contribution by the Member States in which Vermilion operates:

Jurisdiction	2024	2023
France (1)	N/A	33.0%
Netherlands (2)	N/A	33.0%
Germany	33.0%	33.0%
Ireland	75.0%	75.0%
(1)	For 2022, France implemented a windfall tax; however, did not extend for 2023.
(2)	For 2023 and 2024, Netherlands has implemented a windfall royalty which, for natural gas sales, is calculated as 65% of the excess of the realized price for a subject year versus the threshold price of €0.50/Nm3 (€13.40/mcf). This royalty is deductible against current income taxes.

At December 31, 2023, Vermilion had $3.2 billion (2022 - $2.4 billion) of unused tax losses of which $1.4 billion (2022 - $1.4 billion) relates to Vermilion's Canada segment and expire between 2030 and 2042. The majority of the remaining unused tax losses relate to Vermilion's Ireland segment and do not expire.

At December 31, 2023, Vermilion derecognized $202.2 million (2022 - recognized $118.3 million) of deferred income tax assets relating to the Canada, USA, Ireland and Australia segments as there is uncertainty as to the Company's ability to fully utilize such losses based on the forecasted commodity prices in effect as at December 31, 2023.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2023 is approximately $1.0 billion (2022 – approximately $0.7 billion).

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) issued model rules for a new global minimum tax framework (“Pillar Two”).  The objective of Pillar Two is to ensure that large multinational enterprises are subjected to a minimum 15% effective tax rate in each jurisdiction in which they operate.

Most of the countries where Vermilion operates are in the process of enacting, or have enacted, tax legislation to comply with Pillar Two with effect from January 1, 2024. The Company expects that Pillar Two will not have a material impact on income tax expense.

Vermilion Energy Inc.  ∎ Page 23 ∎  2023 Financial Statements

In May 2023, the IASB issued amendments to IAS 12, “Income Taxes” (“IAS 12”) to address the impacts and additional disclosure requirements related to Pillar Two. Vermilion has applied the mandatory exception required by IAS 12 and accordingly has not accounted for any related deferred income tax assets or liabilities.

12. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
	Dec 31, 2023	Dec 31, 2022
Revolving credit facility	—	147,666
2025 senior unsecured notes	395,839	404,463
2030 senior unsecured notes	518,176	529,222
Long-term debt	914,015	1,081,351

The fair value of the revolving credit facility is equal to its carrying value due to the use of short-term borrowing instruments at market rates of interest. The fair value of the 2025 senior unsecured notes as at December 31, 2023 was $392.7 million (December 31, 2022 - $391.3 million). The fair value of the 2030 senior unsecured notes as at December 31, 2023 was $511.7 million (December 31, 2022 - $496.8 million).

The following table reconciles the change in Vermilion’s long-term debt:

	2023	2022
Balance at January 1	1,081,351	1,651,569
Net repayments on the revolving credit facility	(146,324)	(1,121,868)
Issuance of 2030 senior unsecured notes	—	499,037
Amortization of transaction costs	2,182	1,833
Foreign exchange	(23,194)	50,780
Balance at December 31	914,015	1,081,351

Revolving credit facility

As at December 31, 2023, Vermilion had in place a bank revolving credit facility maturing May 29, 2027 with the following terms:

	As at
	Dec 31, 2023	Dec 31, 2022
Total facility amount	1,600,000	1,600,000
Amount drawn	—	(147,666)
Letters of credit outstanding	(18,116)	(13,527)
Unutilized capacity	1,581,884	1,438,807

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

On May 19, 2023, the maturity date of the facility was extended to May 28, 2027 (previously May 29, 2026) and the total facility amount of $1.6 billion was unchanged. As at December 31, 2023, the revolving credit facility was undrawn.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

Vermilion Energy Inc.  ∎ Page 24 ∎  2023 Financial Statements

As at December 31, 2023, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2023	Dec 31, 2022
Consolidated total debt to consolidated EBITDA	Less than 4.0	0.65	0.51
Consolidated total senior debt to consolidated EBITDA	Less than 3.5	—	0.07
Consolidated EBITDA to consolidated interest expense	Greater than 2.5	17.33	27.10

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

●	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within “Accounts payable and accrued liabilities” but excluding operating leases as defined under IAS 17) on the consolidated balance sheet.
●	Consolidated total senior debt: Consolidated total debt excluding unsecured and subordinated debt.
●	Consolidated EBITDA: Consolidated net (loss) earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
●	Consolidated total interest expense: Includes all amounts classified as “Interest expense”, but excludes interest on operating leases as defined under IAS 17.

In addition, our revolving credit facility has provisions relating to our liability management ratings in Alberta and Saskatchewan whereby if our security adjusted liability management ratings fall below specified limits in a province, a portion of the asset retirement obligations are included in the definitions of consolidated total debt and consolidated total senior debt. An event of default occurs if our security adjusted liability management ratings breach additional lower limits for a period greater than 90 days. As of December 31, 2023, Vermilion’s liability management ratings were higher than the specified levels, and as such, no amounts relating to asset retirement obligations were included in the calculation of consolidated total debt and consolidated total senior debt.

As at December 31, 2023 and December 31, 2022, Vermilion was in compliance with the above covenants.

2025 senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Subsequent to March 15, 2023, Vermilion may redeem some or all of the senior unsecured notes at a 100.000% redemption price plus any accrued and unpaid interest.

2030 senior unsecured notes

On April 26, 2022, Vermilion closed a private offering of US $400.0 million 8-year senior unsecured notes. The notes were priced at 99.241% of par, mature on May 1, 2030, and bear interest at a rate of 6.875% per annum. Interest is paid semi-annually on May 1 and November 1, commencing on November 1, 2022. The notes are senior unsecured obligations of Vermilion and rank equally with existing and future senior unsecured indebtedness.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

●	On or after May 1, 2025, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth below, together with accrued and unpaid interest.
●	Prior to May 1, 2025, Vermilion may redeem up to 35% of the original principal amount of the notes with an amount of cash not greater than the net cash proceeds of certain equity offerings at a redemption price of 106.875% of the principal amount of the notes, together with accrued and unpaid interest.
●	Prior to May 1, 2025, Vermilion may also redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus a “make-whole premium,” together with applicable premium, accrued and unpaid interest.

Vermilion Energy Inc.  ∎ Page 25 ∎  2023 Financial Statements

Year	Redemption price
2025	103.438%
2026	102.292%
2027	101.146%
2028 and thereafter	100.000%

13. Shareholders’ capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2023		2022
Shareholders’ capital	Shares (‘000s)	Amount ($M)	Shares (‘000s)	Amount ($M)
Balance at January 1	163,227	4,243,794	162,261	4,241,773
Vesting of equity based awards	3,657	23,575	2,578	44,811
Shares issued for equity based compensation	655	11,242	549	13,699
Share-settled dividends on vested equity based awards	64	1,179	178	4,377
Repurchase of shares	(5,332)	(137,224)	(2,339)	(60,866)
Balance at December 31	162,271	4,142,566	163,227	4,243,794

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends declared to shareholders for the year ended December 31, 2023 were $65.2 million or $0.40 per common share (2022 - $45.8 million or $0.28 per share).

On July 10, 2023, the Toronto Stock Exchange approved our notice of intention to commence a normal course issuer bid ("the NCIB"). The NCIB allows Vermilion to purchase up to 16,308,587 common shares representing approximately 10% of its public float as at July 12, 2023 beginning July 12, 2023 and ending July 11, 2024. Common shares purchased under the NCIB will be cancelled.

In 2023, Vermilion purchased and cancelled 5.33 million common shares under the NCIB for total consideration of $94.8 million (2022 - 2.34 million common shares for total consideration of $71.7 million). The surplus between the total consideration and the carrying value of the shares repurchased was recorded as an increase to deficit.

Subsequent to December 31, 2023 Vermilion purchased and cancelled 1.44 million common shares under the NCIB for total consideration of $21.4 million.

14. Capital disclosures

Vermilion defines capital as net debt (long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities)) and shareholders’ capital. In managing capital, Vermilion reviews whether fund flows from operations is sufficient to fund capital expenditures, dividends, and asset retirement obligations.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2023, our ratio of net debt to trailing fund flows from operations is 0.9 (2022 - 0.8). Vermilion manages the ratio of net debt to fund flows from operations (refer to Note 3 - Segmented information) by monitoring capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.0 over time.

Vermilion Energy Inc.  ∎ Page 26 ∎  2023 Financial Statements

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Long-term debt	914,015	1,081,351
Adjusted working capital (1)	164,552	265,111
Unrealized FX on swapped USD borrowings	—	(1,876)
Net debt	1,078,567	1,344,586

Ratio of net debt to four quarter trailing fund flows from operations	0.9	0.8
(1)	Adjusted working capital is defined as current assets (excluding current derivatives), less current liabilities (excluding current derivatives and current lease liabilities).

15. Equity based compensation

The following table summarizes the number of awards outstanding under the LTIP:

Number of LTIP Awards (‘000s)	2023	2022
Opening balance	5,503	6,405
Granted	1,694	1,108
Vested	(2,476)	(1,733)
Forfeited	(243)	(277)
Closing balance	4,478	5,503

For the year ended December 31, 2023, the awards had a weighted average grant date fair value of $18.19 (2022 - $25.60). Equity based compensation expense for the awards is calculated based on the number of awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2023 - 1.0; 2022 - 1.0) adjusted by an estimated annual forfeiture rate (2023 - 5.3%; 2022 - 3.8%). Equity based compensation expense of $29.2 million was recorded during the year ended December 31, 2023 (2022 - $29.2 million) relating to the awards.

As at December 31, 2023, there were 470,952 DSUs outstanding with a weighted average grant date fair value of $14.26. In 2023, there were 106,644 DSUs granted with a weighted average grant date fair value of $21.85. Equity based compensation expense of $2.3 million was recorded during the year ended December 31, 2023 (2022 - $1.5 million) relating to the DSUs.

16. Per share amounts

Basic and diluted net (loss) earnings per share have been determined based on the following:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Net ( loss) earnings	(237,587)	1,313,062

Basic weighted average shares outstanding (‘000s)	163,719	163,489
Dilutive impact of equity based compensation (‘000s)	—	4,937
Diluted weighted average shares outstanding (‘000s)	163,719	168,426

Basic (loss) earnings per share	(1.45)	8.03
Diluted (loss) earnings per share	(1.45)	7.80

Vermilion Energy Inc.  ∎ Page 27 ∎  2023 Financial Statements

17. Financial instruments

Classification of financial instruments

The following table summarizes the carrying value relating to Vermilion’s financial instruments:

	As at Dec 31, 2023				As at Dec 31, 2022
			Amortized				Amortized
($M)	FVTPL	FVTOCI	Cost	Total	FVTPL	FVTOCI	Cost	Total
Cash and cash equivalents	141,456	—	—	141,456	13,836	—	—	13,836
Derivative assets	389,899	—	—	389,899	295,441	—	—	295,441
Investment in securities	—	73,261	—	73,261	—	56,366	—	56,366
Derivative liabilities	(21,782)	—	—	(21,782)	(55,845)	—	—	(55,845)
Accounts receivable	—	—	242,926	242,926	—	—	373,651	373,651
Accounts payable and accrued liabilities	—	—	(380,370)	(380,370)	—	—	(481,444)	(481,444)
Dividends payable	—	—	(16,227)	(16,227)	—	—	(13,058)	(13,058)
Lease obligations	—	—	(33,001)	(33,001)	—	—	(51,507)	(51,507)
Long-term debt (1)	—	—	(914,015)	(914,015)	—	—	(1,081,351)	(1,081,351)

(1)	The carrying value of the above equals fair value except for long-term debt. The fair value of long-term debt was $904,418 (2022 - $1,035,671).

The carrying value of accounts receivable, accounts payable and accrued liabilities, dividends payable and lease obligations are a reasonable approximation of their fair value due to the short maturity of these financial instruments.  The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

●	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents , investment in securities, the revolving credit facility, and the senior unsecured notes are categorized as Level 1.
●	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.
●	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2023 and 2022.

Nature and extent of risks associated with financial instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk (includes commodity price risk, interest rate risk, and currency risk), credit risk, and liquidity risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

Vermilion Energy Inc.  ∎ Page 28 ∎  2023 Financial Statements

The following table summarizes the increase (positive values) or decrease (negative values) to net (loss) earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2023	Dec 31, 2022
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	5,855	5,640
$0.01 decrease in strength of the Canadian dollar against the Euro	(5,855)	(5,640)

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	6,816	5,441
$0.01 decrease in strength of the Canadian dollar against the US $	(6,816)	(5,441)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(27,573)	—
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	27,573	—

Commodity price risk - European natural gas
€ 5.0/GJ increase in European natural gas price used to determine the fair value of derivatives	(256,731)	(88,524)
€ 5.0/GJ decrease in European natural gas price used to determine the fair value of derivatives	262,862	91,828

Share price risk - Equity swaps
$1.00 increase from initial share price of the equity swap	3,750	3,750
$1.00 decrease from initial share price of the equity swap	(3,750)	(3,750)

Credit risk

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2023, Vermilion’s maximum exposure to receivable credit risk was $632.8 million (December 31, 2022 - $669.1 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion determines the lifetime expected credit losses recognized on accounts receivable using a provision matrix. In preparing the provision matrix, the Company takes into account historical credit loss experience based on the aging of accounts receivable, adjusted as necessary for current and future petroleum and natural gas prices to the extent that changes in pricing may negatively impact the Company’s customers and joint operations partners. The lifetime expected credit losses on accounts receivable as at December 31, 2023 and 2022 is not material. As at the balance sheet date, approximately 3.7% (2022 –0.5%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity risk

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Vermilion Energy Inc.  ∎ Page 29 ∎  2023 Financial Statements

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2023	134,381	235,396	26,820	430,993
December 31, 2022	192,572	278,520	23,412	607,796

18. Related party disclosures

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2023 and 2022:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Short-term benefits	5,451	5,124
Equity based compensation	8,015	8,951
	13,466	14,075
Number of individuals included in the above amounts	15	16

19. Supplemental information

Changes in non-cash working capital was comprised of the following:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Changes in:
Accounts receivable	130,725	(45,067)
Crude oil inventory	(37,676)	413
Prepaid expenses	76,452	(45,617)
Accounts payable and accrued liabilities	(101,074)	40,786
Income taxes payable	(42,953)	304,516
Dividends payable	3,169	—
Working capital assumed in acquisitions	(109,134)	—
Foreign exchange	7	(12,046)
Changes in non-cash working capital	(80,484)	242,985

Changes in non-cash operating working capital	(61,117)	216,869
Changes in non-cash investing working capital	(19,367)	26,116
Changes in non-cash working capital	(80,484)	242,985

Cash and cash equivalents was comprised of the following:

	As at
	Dec 31, 2023	Dec 31, 2022
Cash on deposit with financial institutions	140,795	13,701
Guaranteed investment certificates	661	135
Cash and cash equivalents	141,456	13,836

Vermilion Energy Inc.  ∎ Page 30 ∎  2023 Financial Statements

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
	Dec 31, 2023	Dec 31, 2022
Operating expense	87,418	75,165
General and administration expense	61,550	45,525
Wages and benefits	148,968	120,690

As at December 31, 2023, we had the following contractual obligations and commitments:

($M)	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years	Total
Long-term debt(1)	58,690	480,682	72,743	583,597	1,195,712
Lease obligations(2)	58,034	80,281	53,839	43,907	236,061
Processing and transportation agreements	42,127	54,205	27,493	151,777	275,602
Purchase obligations	32,087	13,519	2,374	105	48,085
Drilling and service agreements	18,572	49,784	—	—	68,356
Total contractual obligations and commitments	209,510	678,471	156,449	779,386	1,823,816
(1)	Includes interest on senior unsecured notes.
(2)	Includes undiscounted IFRS 16 - Leases obligations of $59.7 million recognized in the financial statements as at December 31, 2023, future undiscounted IFRS 16 - leases due to commence in 2024 of $117.5 million, and surface lease rental commitments of $56.5 million and other of $2.4 million that are not considered leases under IFRS 16 and are not represented on the balance sheet.
(3)	Commitments denominated in foreign currencies have been translated using the related spot rates on December 31, 2023.

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2023:

				Weighted		Weighted		Weighted		Weighted	Daily	Weighted
			Daily	Average		Average		Average	Daily	Average	Bought	Average
			Bought Put	Bought Put	Daily Sold	Sold Call	Daily Sold	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Call Volume	Price	Put Volume	Price	Volume	Price	Volume	Swap Price
WTI
Q1 2024	bbl	USD	—	—	—	—	—	—	12,500	79.00	—	—
Q2 2024	bbl	USD	—	—	—	—	—	—	9,500	80.11	—	—
Q3 2024	bbl	USD	—	—	—	—	—	—	9,500	80.11	—	—
AECO
Q1 2024	mcf	CAD	4,739	3.17	4,739	4.22	—	—	4,739	3.69	—	—
Q2 2024	mcf	CAD	4,739	3.17	4,739	4.22	—	—	19,904	3.14	—	—
Q3 2024	mcf	CAD	4,739	3.17	4,739	4.22	—	—	19,904	3.14	—	—
Q4 2024	mcf	CAD	4,739	3.17	4,739	4.22	—	—	9,849	3.31	—	—
Q1 2025	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q2 2025	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q3 2025	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q4 2025	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q1 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q2 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q3 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
Q4 2026	mcf	CAD	4,739	3.17	4,739	4.22	—	—	23,695	3.89	—	—
NYMEX Henry Hub
Q1 2024	mcf	USD	20,000	3.50	20,000	4.45	—	—	4,000	3.51	—	—
Q2 2024	mcf	USD	20,000	3.50	20,000	4.45	—	—	4,000	3.51	—	—
Q3 2024	mcf	USD	20,000	3.50	20,000	4.45	—	—	4,000	3.51	—	—
Q4 2024	mcf	USD	20,000	3.50	20,000	4.45	—	—	4,000	3.51	—	—
Q1 2025	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q2 2025	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q3 2025	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q4 2025	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q1 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q2 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q3 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—
Q4 2026	mcf	USD	24,000	3.50	24,000	4.49	—	—	—	—	—	—

Vermilion Energy Inc.  ∎ Page 31 ∎  2023 Financial Statements

				Weighted		Weighted		Weighted		Weighted	Daily	Weighted
			Daily	Average	Daily	Average	Daily	Average	Daily	Average	Bought	Average
			Bought Put	Bought Put	Sold Call	Sold Call	Sold Put	Sold Put	Sold Swap	Sold Swap	Swap	Bought
	Unit	Currency	Volume	Price	Volume	Price	Volume	Price	Volume	Price	Volume	Swap Price
NBP
Q1 2024	mcf	EUR	4,913	41.03	4,913	84.26	—	—	—	—	—	—
Q2 2024	mcf	EUR	—	—	—	—	—	—	2,457	14.65	—	—
Q3 2024	mcf	EUR	—	—	—	—	—	—	2,457	14.65	—	—
TTF
Q1 2024	mcf	EUR	35,623	37.85	35,623	71.90	—	—	7,370	41.19	—	—
Q2 2024	mcf	EUR	7,278	25.96	7,278	45.76	—	—	30,709	14.08	—	—
Q3 2024	mcf	EUR	7,278	25.96	7,278	45.76	—	—	30,709	14.08	—	—
Q4 2024	mcf	EUR	4,913	13.19	4,913	18.32	—	—	34,394	15.13	—	—
Q1 2025	mcf	EUR	4,913	13.19	4,913	18.32	—	—	34,394	15.13	—	—
Q2 2025	mcf	EUR	—	—	—	—	—	—	17,197	14.40	—	—
Q3 2025	mcf	EUR	—	—	—	—	—	—	17,197	14.40	—	—
Q4 2025	mcf	EUR	—	—	—	—	—	—	12,284	13.51	—	—
Q1 2026	mcf	EUR	—	—	—	—	—	—	12,284	13.51	—	—
Q2 2026	mcf	EUR	—	—	—	—	—	—	9,827	9.67	—	—
Q3 2026	mcf	EUR	—	—	—	—	—	—	9,827	9.67	—	—
Buy TTF, Sell NBP Basis
Q1 2024	mcf	EUR	—	—	—	—	—	—	22,111	(0.26)	—	—
THE
Q4 2024	mcf	EUR	—	—	—	—	—	—	2,457	14.95	—	—
Q1 2025	mcf	EUR	—	—	—	—	—	—	2,457	14.95	—	—
Q2 2025	mcf	EUR	—	—	—	—	—	—	2,457	14.95	—	—
Q3 2025	mcf	EUR	—	—	—	—	—	—	2,457	14.95	—	—

VET Equity Swaps		Initial Share Price		Share Volume
Swap	Jan 2020 - Apr 2025	20.9788	CAD	2,250,000
Swap	Jan 2020 - Jul 2025	22.4587	CAD	1,500,000

Foreign		Monthly Bought Put		Weighted Average	Monthly Sold Call		Weighted Average	Monthly Sold Swap		Weighted Average
Exchange		Amount		Bought Put Price	Amount		Sold Call Price	Amount		Sold Swap Price
Collar	Jan 2024 - Dec 2024	4,000,000	USD	1.3600	4,000,000	USD	1.3963	—		—
Forward	Jan 2024 - Dec 2024	—		—	—		—	4,000,000	USD	1.3531

The following sold option instruments allow the counterparties, at the specified date, to enter into a derivative instrument contract with Vermilion at the detailed terms:

					Weighted		Weighted		Weighted		Weighted
				Daily	Average		Average		Average	Daily Sold	Average
			Option Expiration	Bought Put	Bought Put	Daily Sold	Sold Call	Daily Sold	Sold Put	Swap	Sold Swap
Period if Option Exercised	Unit	Currency	Date	Volume	Price	Call Volume	Price	Put Volume	Price	Volume	Price
WTI
Oct 2024 - Sep 2025	bbl	USD	29-Mar-2024	—	—	—	—	—	—	1,000	80.00

Vermilion Energy Inc.  ∎ Page 32 ∎  2023 Financial Statements

DIRECTORS

Robert Michaleski [1,3,5]

Calgary, Alberta

Dion Hatcher

Calgary, Alberta

James J. Kleckner Jr. [7,9]

Edwards, Colorado

Carin Knickel [4,7,11]

Golden, Colorado

Stephen P. Larke [3,5,10]

Calgary, Alberta

Timothy R. Marchant [6,9,11]

Calgary, Alberta

William Roby [7,8,11]

Katy, Texas

Manjit Sharma [2,5]

Toronto, Ontario

Myron Stadnyk [7,9]

Calgary, Alberta

Judy Steele [3,5,11]

Halifax, Nova Scotia

1
Chairman (Independent)
2
Audit Committee Chair (Independent)
3
Audit Committee Member (Independent)
4
Governance and Human Resources Committee Chair (Independent)
5
Governance and Human Resources Committee Member (Independent)
6
Health, Safety and Environment Committee Chair (Independent)
7
Health, Safety and Environment Committee Member (Independent)
8
Technical Committee Chair (Independent)
9
Technical Committee Member (Independent)
10
Sustainability Committee Chair (Independent)
11
Sustainability Committee Member (Independent)

OFFICERS / CORPORATE SECRETARY

Dion Hatcher *

President & Chief Executive Officer

Lars Glemser *

Vice President & Chief Financial Officer

Tamar Epstein

General Counsel

Terry Hergott

Vice President Marketing

Yvonne Jeffery

Vice President Sustainability

Darcy Kerwin *

Vice President International & HSE

Geoff MacDonald

Vice President Geosciences

Randy McQuaig *

Vice President North America

Kyle Preston

Vice President Investor Relations

Averyl Schraven

Vice President People & Culture

Gerard Schut

Vice President European Operations

Jenson Tan *

Vice President Business Development

Jamie Gagner

Corporate Secretary

* Principal Executive Committee Member

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Alberta Treasury Branches

Bank of America N.A., Canada Branch

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

La Caisse Centrale Desjardins du Québec

Citibank N.A., Canadian Branch - Citibank Canada

Canadian Western Bank

JPMorgan Chase Bank, N.A., Toronto Branch

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

McDaniel & Associates

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Odyssey Trust Company

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Vice President Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc.  ∎ Page 33 ∎  2023 Financial Statements